Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

December 27, 2021

The Secretary

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange Inc.

NSE IFSC Ltd.

Dear Sir/Madam,

Sub: Board Meeting

Pursuant to Regulation 29 of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, we hereby intimate you that a meeting of the Board of Directors of the Company will be held on Friday, January 28, 2022, inter alia, to consider and approve the Unaudited Financial Results of the Company for the quarter and nine months ending on December 31, 2021.

Further, kindly note that, under the provisions of SEBI (Prohibition of Insider Trading) Regulations, 2015, the trading window for dealing in securities of the Company will be closed from Friday, December 31, 2021 to Sunday, January 30, 2022 (both days inclusive).

This is for your information.

With regards,

/s/ Vivek Mittal
Vivek Mittal
Global General Counsel and Compliance Officer